Exhibit 99.7

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Cresco Labs Inc. on Form S-8 (333-253670) and Form F-10 (333-253671) of our report dated March 21, 2023, with respect to our audits of the consolidated financial statements of Cresco Labs Inc. and its subsidiaries as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, included in this Annual Report on Form 40-F to be filed with the U.S. Securities and Exchange Commission on March 21, 2023.

/s/ Marcum LLP

Marcum LLP
Chicago, IL

March 21, 2023